Mail Stop 3010

September 17, 2009

Mr. R. Kirk Morgan
Chief Financial Officer
Internet Capital Group, Inc.
690 Lee Road, Suite 310
Wayne, PA 19087

      Re: **Internet Capital Group, Inc**
                    Form 10-KSB for the year ended December 31, 2008
                    Definitive Proxy Statement on Schedule 14A filed April 29, 2009
                    File No. 001-16249

Dear Mr. Morgan:

      We have reviewed your response letter dated August 31, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Elements of ICG's Compensation Program

Bonuses, page 23

1.   We note in your response to comment 1 of our previous letter dated August 18, 2009 that you have requested the confidential treatment of your performance targets because you claim that investors' knowledge of your key internal financial targets would not materially add to your public disclosure of company-specific revenue and EBITDA metrics; however, we continue to believe that disclosure of these targets are material to an investor's understanding of the compensation committee's compensation decisions for your named executive officers. Further, it remains unclear how investors and analysts making certain assumptions about such targets, which are derived from these widely-recognizable and customary financial metrics, could weaken your competitive position in the industry. Please revise your executive compensation disclosure in future filings to disclose such targets or, alternatively, please provide a more detailed legal analysis that explains how disclosure of such targets is *likely* to cause you significant competitive harm. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss in greater detail, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

        Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief